Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

September 21, 2018

Re:	iConsumer Corp.
Offering Statement on Form 1-A
Filed June 8, 2018
File No. 024-10851

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of June 28, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed June 8, 2018

Cover Page

1. Please delete your first paragraph as it detracts from the purpose of this rescission offering. In its place, please include disclosure about why you are conducting this rescission offer. Clarify the potential liability under Section 12(a)(1) of the Securities Act of 1933 that you are trying to address.

The Company has revised the Offering Circular as requested by the Staff.

2. Please revise to disclose that the statutory interest rate varies by state according to the state in which the purchaser resides.

The Company has added disclosure as requested by the Staff on the cover and in “Rescission Offer.”

3. Please make clear that members must return their Bitcoin if they plan to participate in the rescission offer.

The Company has added disclosure as requested by the Staff.

Questions and Answers About the Rescission Offer, page 3

4. Please include a Q&A explaining why it would be reasonable for a member to seek rescission at an offering price of $0.09 per share when the company is simultaneously conducting a primary offering of shares at $0.15 per share and the member must also return his or her Bitcoin reward. In addition, tell us in your response how you determined that $0.09 will mitigate the company's future liability under the federal securities laws. We note the FAQ on your website entitled "What is our stock worth?"

The Company has included a Q&A as requested by the Staff.

Q: What will I receive if I accept the rescission offer?, page 3

5. Clarify that members will not be receiving $.09 per share (plus interest) in the rescission offer because that price does not take into consideration the value of the Bitcoin that must be returned. You should consider disclosing the effect the return of Bitcoin will have on the per share price based upon a recent valuation of Bitcoin.

The Company has revised the disclosure as requested by the Staff.

Q: What remedies or rights do I have now that I will not have after the rescission offer?, page 4

6. Revise to make clear what remedies members have under Section 12(a)(1) of the Securities Act of 1933 if the shares issued in the rewards program were issued in violation of Section 5 of the Securities Act of 1933. Tell us your basis for your belief that acceptance of the rescission offer will preclude members from seeking relief in the future.

The Company has revised the disclosure as requested by the Staff.

Q: The rescission offer is to reverse the entire transaction - what does that mean?, page 4

7. Since members are not being offered the opportunity to rescind their purchases of goods or services, please clarify that you are only offering to rescind the rewards portion of the entire transaction. We note that the Bitcoin reward is not considered a securities offering by the company so it is unclear why the company is including its return as part of the rescission offering. Please clarify for members.

The Company has revised the disclosure as requested by the Staff.

Risk Factors

The estimates used to provide forecasts may not scale. . .. , page 10

8. Please delete the reference to a "letter to shareholders."

The Company has revised the disclosure as requested by the Staff.

Rescission Offer, page 14

9. Please clarify whether the rescission offer applies to those who have sold their shares.

The Company has revised the disclosure as requested by the Staff.

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10. Please revise to outline the procedure for members to return Bitcoin rewards to the company. Discuss the potential impact of a change in the value of Bitcoin on the investor and the company.

The Company has revised the disclosure as requested by the Staff.

11. We note that the rescission offer covers the entire reward earned by members, "including the Bitcoin earned by the member." Explain why the terms of your offer do not include any consideration for the Bitcoin.

The Company has revised the disclosure as requested by the Staff.

Liquidity and Capital Resources, page 25

12. Please disclose how you expect to fund the rescission offer and discuss the potential impact of the offer on your operations.

The Company has revised the disclosure as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Robert Grosshandler
iConsumer Corp.

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